annual report 2004

ARls
P.E 12/31/04

ABUSED WORLDWIDE



B

Mile Marker International, Inc.

1.954.782.0604
1.800.426.8646
FAX 1.954.782.0770
Website: http://www.milemarker.com

2121 Blount Road ◦ Pompano Beach, Florida 33069

Shareholders of Mile Marker International, Inc.:

I am pleased to report that 2004 was another record year for our Company in terms of sales, net income and dividend payments. Our record performance is the result of continued diligent efforts by Mile Marker's management to maximize your company's future potential by growing our commercial business while fulfilling the increased orders from the U. S. military for our unique hydraulic winches.

As the Financial Highlights on the next page indicate, our Company's sales reached a record of $23,336,084, an increase of 76% over 2003 sales of $13,238,315, and our net income increased by 170% to $3,552,729 in 2004. Based on this excellent performance, we were able to pay cash dividends of $0.165 per share in 2004 (approximately half of our earnings) compared to $0.10 per common share during 2003. Our $3,066,680 in cash flow from operations also allowed us to prepay all of our $1,149,750 long term debt.

Over 60% of our 2004 sales increase was attributable to an increase in our commercial business - primarily OEM and electric winch sales. We now have eleven different electric winch models compared to three in 2003 and one in 2002. At the same time, our military winch sales increased by approximately $4 million in 2004 as we delivered 3,249 of our unique patented hydraulic winches under several multi-year military contracts. On February 14, 2005, we received another military contract for up to 15,975 hydraulic military winches, resulting in a potential sales backlog of as much as $67,962,000 in future orders over five years. As our earnings continue to grow, we hope to continue increasing our dividends as well. On January 17, 2005, we paid an increased quarterly dividend of $0.0625 per common share.

We are positioning our company for anticipated growth by increasing our facilities, our staffing and our vendor and customer networks. In 2004, we established a Representative Office in ShenZhen, China. In early 2005, we established a new wholly-owned subsidiary in Washington State and moved that operation into a new 20,000 square foot warehouse.

We are also proud of the profitability of our business. Our gross margin in 2004 was 47.1%, our EBITDA margin was 25.4% and our net income margin was 15.2%. These margins are considerably higher than those typically earned by other wholesalers and distributors in our industry. Our 2004 return on average shareholders' equity was 85%.

I want to welcome the new shareholders to our Company and thank all of our long term shareholders for their continued confidence in our Company.

Richard E. Aho
Richard E. Aho
Chairman, President and
Chief Executive Officer

financial highlights

Mile Marker Annual Sales



$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
2000
2001
2002
2003
2004

Mile Marker Profitability Trends



GROSS
MARGIN
EBITDA
MARGIN
NET
MARGIN
50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2000
2001
2002
2003
2004

Mile Marker Net Income



$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
2000
2001
2002
2003
2004

Mile Marker Return on Average Equity



100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
2000
2001
2002
2003
2004

Mile Marker Earnings Per Share



$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
2000
2001
2002
2003
2004

Mile Marker 2004 Product Sales Mix


Military Winches
OEM Winches
Electric Winches
Hydraulic Winches
Hubs

Mile Marker Quarterly Sales Trends: Commercial vs. Military


$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
2000
2001
2002
2003
2004
Total Sales
Incremental Military Winch Sales
Commercial Sales

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

(X) Annual Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934 (Fee Required)
For the Fiscal Year ended December 31, 2004

( ) Transaction Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from ______ to ______

Commission file Number 0-26150

MILE MARKER INTERNATIONAL, INC.
(Exact Name Of Small Business Registrant As Specified In Its Charter)

Florida	11-2128469
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification Number

2121 Blount Road, Pompano Beach, Florida 33069
(Address of principal executive offices)
Registrant's Telephone Number: (954) 782-0604

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act: Common Stock

Indicate by check mark whether the Registrant (1) has filed all documents and reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__ No _____

Indicate by check mark if no disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is contained in this form and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this From 10-KSB.
[ ]

State Registrant's revenues for its most recent fiscal year: $ 23,336,084

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of February 18, 2005: $ 18,166,372

APPLICABLE ONLY TO CORPORATE REGISTRANTS

The number of shares outstanding of the Registrant's sole class of Common Stock as of February 18, 2005, was 10,014,272 shares.

DOCUMENTS INCORPORATED BY REFERENCE

NONE

MILE MARKER INTERNATIONAL, INC.

RISKS AND UNCERTAINTIES

Current and potential shareholders should consider carefully the risk factors described below. Any of these factors, or others, many of which are beyond the Company's control, could negatively affect the Company's revenues, profitability or cash flows in the future. These factors include:

- Demand for the Company's products in general and from U.S. Government entities in particular.
- Magnitude of price and product competition for the Company's products.
- Effects of the weather and natural disasters on the demand for the Company's products.
- Effects of foreign political, economic or military developments on the Company's international customer or supplier relationships.
- Ability to control costs and expenses.
- Ability to attract and retain qualified personnel.
- Ability to develop and introduce new or enhanced versions of the Company's products.

FORWARD-LOOKING STATEMENTS

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: When used in this Annual Report on Form 10-KSB or in future filings by the Company (as hereinafter defined) with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," " will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements." The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak as of the date made, and to advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of manufacturing, distributing or marketing activities, and competitive and regulatory factors could affect the company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated by any forward-looking statements.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

MILE MARKER INTERNATIONAL, INC.
Report on Form 10-KSB
For the Fiscal Year Ended December 31, 2004

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Item 1. Description of Business

Form, Organization and Changes

Mile Marker International, Inc. (the "Company"), was organized as a New York corporation on August 15, 1960, under the name Nylo-Thane Plastics, Inc. On January 19, 1982, the Company's name was changed to Olan Laboratories International, Inc., and on December 28, 1993, the Company's name was changed to Mile Marker International, Inc. From January 9, 1982 to December 28, 1993, the Company conducted business operations through a wholly-owned subsidiary, Olan Laboratories, Inc.

On December 12, 1993, the Company entered into an Exchange of Stock Agreement and Plan of Reorganization (the "Reorganization Agreement") with Mile Marker, Inc., a Florida corporation ("Mile Marker"). Pursuant to the Reorganization Agreement, which was completed and closed on December 28, 1993, (i) the Company's common stock was reverse split on a one share for ten shares basis; (ii) Olan Laboratories International, Inc. changed its name to Mile Marker International, Inc.; and (iii) 7,000,000 post-reverse-split shares of the Company's common stock were exchanged for all of the outstanding common shares of Mile Marker common stock, so that the shareholders of Mile Marker became the controlling shareholders of the Company, and Mile Marker became a wholly-owned subsidiary of the Company. Concurrently with the closing of the Reorganization Agreement, the Company sold its Olan Laboratories Inc. subsidiary.

Pursuant to an Agreement and Plan of Merger dated November 8, 2000, and effective on December 4, 2000, all of the outstanding capital stock of Mile Marker International, Inc., a New York corporation, was acquired by Mile Marker International, Inc., a Florida corporation. In accordance with the terms of the Agreement, the Company re-domiciled from New York to Florida. The historical financial statements prior to the effective date are those of Mile Marker International, a New York corporation.

Principal Products

The Company, through its Mile Marker subsidiary, is a distributor of specialized vehicle parts primarily for the 4-wheel drive recreational/utility/military vehicle markets. Mile Marker and a predecessor company have been in business for over 23 years under the management of Mile Marker's founder, Chairman and Chief Executive Officer, Richard E. Aho. Mile Marker's unique patented line of hydraulic winches uses a vehicle's power steering pump as its source of energy. The Company's hydraulic winches are used extensively by the U.S. military on its new and retrofitted Humvees. In 2002, the Company added to its product line electric-powered winches, which represent an increasing proportion of the Company's revenues. The Company is also one of three nationally recognized suppliers of wheel locking hubs.

Winches
In 1994, Mile Marker introduced a new, patented line of vehicle-mounted hydraulic winch kits that utilize the vehicle's power steering pump as their energy source. The two-speed version of this hydraulic winch was initially manufactured for sale in 1997. This unique hydraulic winch, which was designed for the United States military, has found exceptional acceptance from the recreational/utility vehicle two-and four-wheel drive market and commercial utilities. Mile Marker's hydraulic winch kits are very competitively priced against electric winches of similar ratings and have proven performance capabilities not found in most electric winches: continuous, reliable and silent operation, durability and multiple safety features.

In 2002, the Company introduced a new model 8000 lb. electric winch manufactured to the Company's standards and specifications, making it one of the safest winches in this segment of the market. Following the initial success of this winch product manufactured in China, the Company has expanded its electric winch product line substantially to even more electric winch models. The Company is taking advantage of the excellent quality, better value, and very competitive pricing available in China in order to capture significant market share from its more established competitors.

Hubs
Hub products have been marketed under the "Mile Marker" trade name since 1986. The Company sells a full line of locking wheel hubs, conversion kits and other related accessory items. Mile Marker's hub products include a patented locking wheel hub for four-wheel drive vehicles that locks a four-wheel drive vehicle's front axles to insure four-wheel drive. In addition to its own patented hubs, Mile Marker has bought the well-known line of Selectro@ hubs for trucks. Mile Marker's hubs are manufactured by its subcontractors in Taiwan and in the United States and tested and assembled as necessary in Pompano Beach, Florida.

Manufacturing
Neither the Company nor its Mile Marker, Inc., subsidiary manufactures its own products. Product components are sourced on a quality and price basis in the United States and in several Asian countries. Each component is manufactured to the Company's standards and specifications pursuant to a separate purchase order on negotiated terms, which may vary with each purchase order based on general market conditions, availability of manufacturing capacity and the Company's time requirements. The Company is not dependent upon any single manufacturer and would not be adversely affected if it were unable to continue business with any of its existing manufacturers.

Customers
During 2004 and 2003, sales to the Company's top five customers amounted to approximately 81% and 72% of total sales, respectively. The Company sells an increasing volume of its hydraulic winch/bumper assemblies to the original equipment manufacturer of military Humvees under multiple ongoing purchase orders. In addition, during 2004 and 2003, the Company delivered 3,249 and 1,534 hydraulic winch/bumper assemblies for the replacement of existing electric winches on military Humvees under several contracts from the United States Army Tank-Automotive and Armaments

Command. Company sales under these military contracts had total sales values of $8,868,961 and $4,846,260 during 2004 and 2003, respectively.

Mile Marker's product lines are available through an extensive wholesaler supply network in North America and worldwide that includes warehouse distributors, jobbers, retail stores and mail order catalogues.

Competition

The Company's primary competitors in the hub and winch markets are Warn Industries, Milwaukee, Oregon; Ramsey, Inc., Tulsa, Oklahoma; and Superwinch, Inc., Putnam, Connecticut.

Mile Marker's two major hub competitors are Warn and AVM in Brazil, whose hubs are distributed in the U.S. by Superwinch. Warn is the Company's largest direct competitor, with several proprietary products competing against the Company's products, plus a long history of both OEM and aftermarket sales. Warn's market emphasis appears to be on the recreational automotive aftermarket and automotive OEM parts sales.

Mile Marker's major winch competitors are Warn, Ramsey and Superwinch – none of which currently has a hydraulic winch similar to the patented MileMarker winch designed around a power steering pump. The total winch sales for all three of the Company's major competitors are estimated at approximately $250 million a year. Warn is the Company's largest competitor in the winch market, and possesses a well-established brand name. In October of 2003, Warn was acquired by Dover Corporation. Warn's market emphasis appears to be on the OEM industrial market. Ramsey is the Company's second largest competitor in the winch market. Ramsey's market emphasis appears to be on commercial tow vehicle applications. Superwinch, Inc. is considered by the Company to be the smallest competitor and concentrates on mass- marketing smaller, low-cost winches.

Management and Personnel

The Company's Mile Marker subsidiary employees include the President/Chief Executive Officer, the Secretary/Treasurer/CFO, an Executive Vice President and a Vice President. Mile Marker has a total of forty-seven employees, most of which are employed at the Company's Pompano Beach, Florida, office. No employees belong to any union. The Company also uses various independent sales representatives, temporary employees and independent contractors to supplement its salaried and hourly employees.

Item 2. Description of Property

On January 27, 2003, the Company purchased a 25,000 square foot warehouse and office building in Pompano Beach, Florida for $1,575,000 to which the Company relocated in May of 2003. The Company also leases approximately 15,750 square feet of warehouse and office space in Pompano Beach, Florida, under long-term leases through June 2008 at a current monthly rent of $12,100. Approximately 9,500 of this leased space has been sublet to other parties under long term leases for approximately $7,390 per month. The Company also leases a 3,500 square foot warehouse in Kalama, Washington, for $1,354 a month on a month to month basis. On March 1, 2005, the Company will commence leasing a 20,000 square foot warehouse in Kalama for approximately $7,700 a month.

Item 3. Legal Proceedings

From time to time, the Company is a party to business disputes arising in the normal course of its business operations. The Company's management believes that none of these actions, standing alone, or in the aggregate, is currently material to the Company's results of operations or financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted during the fourth quarter of 2004 to a vote of security holders, through a solicitation or proxies or otherwise.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

The Company's Common Stock is traded on the NASD OTC Bulletin Board under the symbol MMRK. During 2004 and 2003, both bid and ask quotations have appeared regularly on the OTC Bulletin Board. The following bid quotations have been reported on Yahoo Finance for the period beginning January 1, 2003, and ending December 31, 2004, for the Company's stock:

	High	Low
Quarter Ended March 31, 2003	$0.95	$0.65
Quarter Ended June 30, 2003	$0.92	$0.62
Quarter Ended September 30, 2003	$2.00	$0.20
Quarter Ended December 31, 2003	$2.50	$1.08
Quarter Ended March 31, 2004	$2.60	$1.11
Quarter Ended June 30, 2004	$3.65	$1.90
Quarter Ended September 30, 2004	$4.00	$2.95
Quarter Ended December 31, 2004	$3.85	$2.05

Such quotations reflect inter-dealer prices, without retail markup, markdown or commission. Such quotes are not necessarily representative of actual transactions or of the value of the Company's securities, and are, in all likelihood, not based upon any recognized criteria of securities valuation as used in the investment banking community.

The Company understands that several member firms of the NASD are currently acting as market makers for the Company's common stock. However, the trading volume for the Company's common stock is still relatively limited. There is no assurance that an active trading market will continue to provide adequate liquidity for the Company's existing shareholders or for persons who may acquire the Company's common stock through the exercise of stock options.

As of December 31, 2004, the Company had approximately 350 shareholders of record of the Company's common stock. However, a significant number of the shares of the Company's common stock are held in "street name" and are therefore held by several beneficial owners. The Company estimates that it has a total of approximately 700 beneficial shareholders.

During 2004 and 2003, the Company purchased 34,000 and 428,470 of its common shares at a cost of $112,540 and $519,600, respectively. The following table itemizes the shares purchased by the Company in 2004 and 2003:

Small Business Issuer Purchases of Equity Securities

Period	Total Number of Shares	Average Price Paid Per Share	Total Number of Publicly Announced Shares Purchased	Maximum Number of Shares that May Yet be Purchased
Jan-03	300,000	$0.85	300,000	34,430
Apr-03	34,430	$1.00	48	34,382
Jul-03	3,411	$0.67	3,411	0
Dec-03	400,000	$1.24	400,000	0
Nov-04	34,382	$3.31	34,000	382

As of December 31, 2004, there were 10,215,272 shares of the Company's common stock issued and 10,014,272 shares outstanding. Of those shares, 5,711,391 shares were "restricted" securities of the Company within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Of the restricted shares issued by the Company, shares held for at least two years by persons who are not "affiliates" of the Company (as that term is defined in Securities and Exchange Commission Rule 144) may be sold without limitation under Rule 144(k). Shares held by affiliates and restricted shares held for more than one, but less than two, years may be sold pursuant and subject to the limitations of Rule 144. Based on the information available to it, the Company believes that on February 22, 2004, approximately 975,000 restricted shares could be sold without limitation, and approximately 5,674,000 shares held by affiliates (whether or not restricted) could be sold subject to Rule 144.

The Company paid cash dividends of $0.025 per share on its common stock on March 15, 2004, $0.04 on June 1, 2004, and $0.05 on August 2, 2004 and October 15, 2004. These payments represent a total of $0.165 in dividends for all of 2004, compared to $0.10 in 2003. The Company intends to continue to pay quarterly cash dividends at least at this rate in the future at the discretion of the Board of Directors of the Company, depending upon, among other things, increased earnings, the Company's capital requirements and its overall financial condition.

Securities Authorized for Issuance under Equity Compensation Plans

On January 16, 2002, Company's Board of Directors approved a 2002 Stock Plan to provide for stock options for employees and others. A total of 1,000,000 shares has been reserved for issuance under the Plan. This 2002 Stock Plan was approved by the Company's shareholders on January 8, 2003. During 2004, the Company issued 217,500 incentive stock options to employees, officers and directors exercisable from $3.15 to $3.47. During 2003, the Company issued 340,000 incentive stock options to employees, officers and directors exercisable from $0.91 to $1.22. All options were granted at the market prices or greater of the Company's common stock at the dates of the grants. All of the options expire in five years. Pursuant to SFAS 123, the pro forma after-tax expense of the options issued would have amounted to $115,951 in 2004 and $64,384 in 2003, if such expense had been recognized.

Item 6. Management's Discussion and Analysis or Plan of Operation

The following discussion and analysis should be read in conjunction with the Financial Statements appearing elsewhere in this Report. The information that follows includes results for the fiscal years ended December 31, 2004 and 2003.

Results of Operations
The following table summarizes the results of operations for the calendar years indicated:

	2004 Amount	2004 Percent	2003 Amount	2003 Percent
Sales	$23,336,084	100.0%	$13,238,315	100.0%
Cost of Sales	12,333,860	52.9%	7,243,773	54.7%
Gross Profit	11,002,224	47.1%	5,994,542	45.3%
Selling Expenses	1,599,757	6.9%	1,111,297	8.5%
General & Administrative Expenses	3,703,381	15.8%	2,759,106	20.8%
Income from Operations	5,699,086	24.4%	2,124,139	16.0%
Interest Expense	(150,778)	-0.6%	(113,681)	-0.8%
Other Income/(Expenses)	0	0.0%	9,090	0.1%
Income Before Income Taxes	5,548,308	23.8%	2,019,548	15.3%
Income Taxes	(1,995,579)	-8.6%	(703,121)	-5.4%
Net Income	$3,552,729	15.2%	$1,316,427	9.9%

The Company's total sales in 2004 increased by $10,097,769, or approximately 76%, from $13,238,315 in 2003 to $23,336,084 in 2004. Most of this increase was attributable to increases in two major product categories – original equipment manufacturer (OEM) winches and military winches. OEM sales increased by approximately $4.1 million and military winch sales increased by approximately $4 million. Commercial winches, including electric winches, increased by approximately $1.7 million, and hub sales increased by approximately $200,000 over the prior year.

While the Company has several significant contracts for replacement military winches, the Company's sales volume was, and continues to be, heavily influenced by the timing of military winch orders for the Company's unique patented winches. The Company's recent military sales volume is not sustainable in the near future without further military orders under its potential backlog of approximately $68 million under five multi-year contracts. During 2004, the Company delivered 3,249 military bumper/winch assemblies under these military contracts, compared to 1,534 in 2003. As the military completes the installation of the replacement winches that it has purchased from the Company, significant new military replacement winch orders are anticipated.

The Company's gross margins on its sales increased from 45.3% in 2003 to 47.1% in 2004, due to changes in the product mix and some economies of scale. Selling costs increased by $488,460, or approximately 44%, from $1,111,297 in 2003 to $1,599,757 in 2004, principally due to higher sales commissions and higher advertising and promotion costs related to the promotion of the Company's new winch product lines.

General and administrative expenses of the Company increased by $944,275, or about 34%, from $2,759,106 in 2003 to $3,703,381 in 2004, but decreased as a percentage of sales from 20.8% in 2003 to 15.8% in 2004. Most of this increase was due to higher personnel costs related to the fulfillment of military orders and to aggressively market the Company's hydraulic and electric winches to the commercial markets. Salaries and wages increased by approximately $584,000, or about 36%, from $1,622,698 in 2003 to $2,207,001 in 2004. Insurance expenses increased by $112,516, or about 46%, from $245,071 in 2003 to $357,587 in 2004 due to higher employee health insurance for more employees as well as higher insurable values. Professional fees increased by $73,259, or about 32%, from $228,291 in 2003 to $301,550 in 2004 as the Company utilized more marketing consulting services and incurred greater legal costs for litigation and SEC compliance. An increase of $45,942 in depreciation and amortization was due to higher capital expenditures, principally for vehicles and computer software.

The Company's 2004 income from operations of $5,699,086 was $3,574,947, or approximately 168%, more than the $2,124,139 income from operations in 2003. This increase in income from operations was primarily due to the 76% higher sales volume in 2004, a 44% increase in selling expenses and a 34% increase in general and administrative expenses, which created positive operating leverage. Interest expenses were $150,778 in 2004 compared to $113,681 in 2003, reflecting higher borrowings to finance the Company's increased inventory. Income before taxes in 2004 totaled $5,548,308, or $3,528,760 more than the $2,019,548 of income before taxes in 2003.

The Company's 2004 net income after taxes increased by $2,236,302, or approximately 170%, from $1,316,427 in 2003 to $3,552,729 in 2004. Income taxes increased by $1,292,458 from $703,121 in 2003 to $1,995,579 in 2004. In 2004, the Company's basic and fully diluted earnings per common share were $0.36 compared to $0.13 per share in 2003 based on 9,932,492 average number of fully diluted shares outstanding in 2004 and 10,168,868 average number of fully diluted shares outstanding in 2003.

Liquidity and Capital Resources

The Company currently has a $7,000,000 working capital line of credit from a lender at an interest rate of 2.40% above the One Month London Interbank Offered Rate. On February 17, 2005, the Company's lender increased the amount and extended the maturity date of this working capital line of credit to April 30, 2007. In addition, this lender has also provided the Company with a 10-year $1,260,000 revolving line of credit secured by the Company's warehouse and office building that was fully repaid in June of 2004, but it remains available for new borrowings on a declining balance basis.

The Company's credit facilities are secured by substantially all of the Company's assets and contain certain affirmative, negative and financial covenants that, among other things, specify a certain minimum tangible net worth and the maintenance of certain fixed charge coverage ratios. The Company was in compliance with all such covenants during 2004.

At December 31, 2004, the Company had working capital of $2,869,455 compared to $2,190,405 at December 31, 2003. The Company's current ratio increased to 1.46 on December 31, 2004, from 1.42 on December 31, 2003. During 2004, the Company's current assets increased by $1,658,883, from $7,386,704 on December 31, 2003, to $9,045,587 on December 31, 2004. $1,290,962 of this increase was due to increased inventory, primarily military winch parts, and $646,339 represented increased accounts receivable at year-end that were collected in January of 2005. These increases were offset by a decrease of $364,600 in cash balances at year end 2004.

The Company's current liabilities increased by $979,833 to $6,176,132 at December 31, 2004, compared to $5,196,299 at December 31, 2003. The Company's short-term borrowings under its line of credit decreased by $179,350 to $3,764,689 from the December 31, 2003, level of $3,944,039. However, income taxes payable increased by $1,087,094 in the same period from $194,408 at December 31, 2003 to $1,281,502 at December 31, 2004. The Company also fully repaid the $1,260,000 of long-term debt borrowed to finance the purchase of its warehouse/office building.

The Company's shareholders' equity increased by $2,034,199, from $3,155,499 on December 31, 2003, to $5,189,698 on December 31, 2004. This increase occurred despite a capital reduction of $1,639,770 for cash dividends paid to shareholders and the purchase of the Company's stock for $112,540. Capital was increased in 2004 from the $3,552,729 of net income earned in 2004 and the $233,780 proceeds received from the exercise of stock options.

The Company anticipates having more than adequate capital and liquidity for its foreseeable operational needs. During 2004, the Company invested approximately $464,000 in capital expenditures, primarily vehicles and computer software. The

Company has no material commitments outstanding for major capital expenditures during 2005, but the Company may purchase more of its shares, as it has done in 2003 and 2004.

The Company's cash balances decreased by $364,600 from the December 31, 2003, level of $698,808 to $334,208 on December 31, 2004. However, these cash balances are not indicative of the Company's true liquidity because the Company employs an efficient cash management system utilizing a zero balance disbursement account funded by the Company's credit facility at the time outstanding checks are presented and paid. Included in the Company's outstanding note balance at December 31, 2003 was $422,666 of outstanding checks issued, compared to none in 2004.

The Company funds its operations chiefly through the collection of its trade receivables, supplemented with periodic borrowings from its working capital line of credit. As the Company's revenue growth continues, particularly if it receives substantial additional military contracts, the Company will fund its working capital needs primarily from its operations and secondarily from its line of credit. During 2004, the Company's operating activities generated $3,066,680 in cash which was used primarily to pay cash dividends totaling $1,639,770 and to repay long term debt totaling $1,149,750.

Item 7. Financial Statements

The following is an index to the Financial Statements of the Company being filed herewith commencing at page F-1:

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 8A. Controls and Procedures

The Company maintains controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the U.S. Securities and Exchange Commission. The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining these procedures, and, as required by the rules of the Securities and Exchange Commission, to evaluate their effectiveness. Based on their evaluation of the Company's disclosure controls and procedures which took place as of a date within 90 days of the filing date of this report, the Chief Executive and Chief Financial Officer believe that these procedures are effective to ensure that the Company is able to collect, process and disclose the information it is required to disclose in the reports it files with the Securities and Exchange Commission within the required time periods.

During 2004, the Company's Board of Directors took several steps to enhance the Company's system of internal controls: the Company's computer system was converted to the SAP Business One Enterprise Resource Planning System, an Audit Steering Committee was formed and an internal auditor was hired.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

As of December 31, 2004, the Executive Officers and Directors of the Company were:

Name	Age	Position
Richard E. Aho	60	Chairman, President, Chief Executive Officer, Director
Drew V. Aho	38	Executive Vice President, Chief Operating Officer, Director
Alvin A. Hirsch	60	Secretary, Treasurer, Chief Financial Officer
Leslie J. Aho	48	Director
George R. Shelley	74	Director

Richard E. Aho formed Mile Marker, Inc. in 1984 to produce and market a series of new products in the automotive market. In 1980, Mr. Aho founded 4X4 Savings, Inc., a predecessor of Mile Marker, Inc., to sell a cost-saving product that was designed for the 4-wheel drive segment of the automotive industry. Mr. Aho became Chairman and Chief Executive Officer of the Company on December 28, 1993. Mr. Aho's expertise is in engineering research, new product design and development and contract manufacturing negotiations. He has received numerous patents on Mile Marker products.

Drew V. Aho has worked for the Company since its inception, with responsibilities for purchasing, engineering, marketing, product development and sales. He became Vice President of the Company in 1989 and Executive Vice President in 2001. He is the Company's Chief Operating Officer and the executive officer responsible for the Company's sales and marketing functions. He was elected to the Company's Board of Directors in 2001. Drew Aho is the son of Richard Aho.

Alvin A. Hirsch joined the Company as Secretary, Treasurer and Chief Financial Officer on December 1, 2001. Mr. Hirsch has been the President of Hirsch & Company, Inc., a management consulting firm, since 1986. Mr. Hirsch has also served as Chief Operating Officer, Chief Financial Officer, Secretary or Treasurer of several public and private companies during the past 22 years. He served as a Vice President of Bankers Trust Company and the Managing Director of Bankers Trust Australia from 1970 to 1983. Mr. Hirsch also serves a member of the Board of Directors of Automated Health Technologies, Inc. and the Chairman of its Compensation Committee.

Leslie J. Aho has worked for the Company since its inception and became Secretary, Treasurer and a Director of the Company in 1993. Until September 2001, she was the officer responsible for the Company's production planning, assembly, warehousing, shipping and human resources management. In March 2004, Ms. Aho re-joined the Company as its Production Manager. Ms. Aho is the former wife of Richard Aho.

George R. Shelley was elected to the Board of Directors in 1999. Mr. Shelley currently serves as President of AutoArt Investments, Inc. He retired in 1988 as Vice President of Alco Standard, Inc., which had purchased Shelley Manufacturing Company in 1971.

Each director of the Company serves until the next annual meeting of shareholders and until his or her successor is duly elected and qualifies. Each officer serves until the first meeting of the Board of Directors following the next annual meeting of the shareholders and until his or her successor is duly elected and qualifies.

The Company's entire Board of Directors acts as the Audit Committee. The Board of Directors of the Company has determined that the cost of having a financial expert on its Board of Directors is uneconomical, given the size of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on a review of Forms 4 and 5 furnished to the Company and filed with the Securities and Exchange Commission under Rule 16a-3(e) promulgated under the Securities Exchange Act of 1934 with respect to 2004 and 2003, the Company believes that the officers and directors of the Company did not file Form 4's when stock options were granted to them on June 27, 2003. All officers and directors filed a Form 5 on February 4, 2004, for these 2003 transactions. Except as identified herein and based solely on a review of its files concerning Rule 16a-3(e), the Company is not aware that any other person was required to, but did not, comply with Section 16(a).

Code of Ethics

The Company's Board of Directors has adopted a Code of Ethics that applies to the Company's Chief Executive Officer and Chief Financial Officer. A copy of the Company's Code of Ethics may be obtained from the Company, without charge, by written request to the Chief Financial Officer at the Company's address.

Item 10. Executive Compensation

The following table and notes present for the three years ended December 31, 2004, all compensation paid by the Company to all executive officers whose total compensation exceeded $100,000 in any of the years ended December 31:

Summary Compensation Table

	ANNUAL COMPENSATION					LONG TERM
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation		Stock Options Awarded
Richard E. Aho	2004	$213,846	$80,000	$12,000	(1)	75,000
President and Chief	2003	$203,846	$40,000	$3,600	(1)	100,000
Executive Officer	2002	$184,000	$25,000	$23,048	(1) (2)	
Drew V. Aho	2004	$138,000	$50,000	$13,200	(1) (3)	35,000
Executive Vice President	2003	$110,015	$25,000	$9,600	(1) (3)	50,000
and Chief Operating Officer						
Alvin A. Hirsch	2004	$128,308	$30,000	$6,000	(3)	25,000
Secretary, Treasurer and	2003	$122,308	$15,000	-		30,000
Chief Financial Officer						

(1) - Directors Fees
(2) - Share Assignment Fee
(3) - Automobile Allowance

On November 1, 2004, the Company executed three-year Executive Employment Agreements with its President/CEO for an annual salary of $280,000, its Executive Vice President/COO for an annual salary of $168,000 and its Secretary/ Treasurer/CFO for an annual salary of $168,000.

Option/SAR Grants in 2004

Individual Grants				
Name of Executive Officer	Number of Securities Underlying Options/ SARs Granted	% of Total Options/ SARs Granted to Employees in 2004	Exercise Price ($ per Share)	Expiration Date
Richard E. Aho	75,000	34.48%	$3.47	6/21/2009
Drew V. Aho	35,000	16.09%	$3.15	6/21/2009
Alvin A. Hirsch	25,000	11.49%	$3.15	6/21/2009

Aggregate Options Exercised in Fiscal Year and Year-End Option Values

Name of Executive Officer	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares for Unexercised Exercisable Options	Value of In-the-Money Unexercised Exercisable Options
Richard E. Aho	75,000	$180,000	100,000	$94,750
Drew V. Aho	50,000	$124,500	35,000	$22,750
Alvin A. Hirsch	30,000	$80,700	25,000	$16,250

Each of the Company's four directors received directors' fees of $12,000 during 2004. One of the Company's directors also received $5,500 and $27,500 in consulting fees during 2004 and 2003, respectively, pursuant to a Consulting Agreement that is now terminated. The Company does not have a Compensation Committee. The Board of Directors determines the compensation of the Company's executive officers. All other compensation is determined by the Chief Executive Officer on the basis of the value of an employee or a contracted service to the Company. In addition, compensation by other companies of like size for comparable services and other factors specific to each determination of compensation are taken into consideration.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The table below sets forth information with respect to the beneficial ownership of the Company's common stock by (i) each person who is known to be the beneficial owner of more than five percent of the Company's common stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group.

Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The Company does not believe that any shareholders act as a "group," as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As of December 31, 2004, the Company had issued 10,215,272 and had outstanding 10,014,272 shares of common stock.

Name and Address of Common Stock Beneficial Owner	Number of Shares of Common Stock Beneficial Owned	Percentage of Common Stock Ownership
Richard E. Aho (1)(2)(3)(4) 2121 Blount Road Pompano Beach , FL 33069	4,606,375	44.78%
Depository Trust Company 7 Hanover Square New York, NY 10004	3,020,992	30.17%
Leslie J. Aho (1)(3)(4)(5) 2121 Blount Road Pompano Beach , FL 33069	1,648,750	16.03%
Ilona Ivanoff 725 Kalama River Road Kalama, WA 98625	614,350	5.97%
George R. Shelley (1)(4) 1412 S.W. 13th Court Pompano Beach, FL 33069	610,000	5.93%
Drew V. Aho (1)(2)(4)(6)(7) 2121 Blount Road Pompano Beach, FL 33069	290,000	2.82%
Alvin A. Hirsch (2)(4) 2121 Blount Road Pompano Beach, FL 33069	126,304	1.23%
All Executive Officers and Directors as a Group (5 persons)	5,642,679	54.85%

(1) Director
(2) Officer
(3) Includes 1,638,750 shares owned by Leslie Aho, of which Richard Aho is the beneficial owner by virtue of a September 14, 2001 Shareholders Agreement.
(4) Includes Incentive Stock Options.
(5) Leslie J. Aho is the former wife of Richard E. Aho
(6) Drew V. Aho is the son of Richard E. Aho
(7) Includes 50,000 shares held in trust for Mr. Aho's daughter but excludes 55,000 shares held by Mr. Aho's wife, in which he disclaims any beneficial ownership.

Securities Authorized for Issuance under Equity Compensation Plans

On January 16, 2002, the Company's Board of Directors approved a 2002 Stock Plan to provide for stock options for employees and others. This 2002 Stock Plan was approved by the Company's shareholders on January 8, 2003. Of the total of 607,500 options issued to date by the Company, 25,000 were exercised in 2003, 258,000 were exercised in 2004 and 272,500 were still outstanding as of December 31, 2004, as indicated below:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Plans
Equity Compensation Plans Approved by Security Holders	272,500	$2.83	392,500
Equity Compensation Plans Not Approved by Security Holders	-	-	-
Total	272,500	$2.83	392,500

Item 12. Certain Relationships and Related Party Transactions

Until May of 2003, the Company had stored certain items of its inventory with a relative of the Company's President in Kalama, Washington. Rent of $1,980 was paid to this relative during 2003 on a month-to-month basis. This relative also received sales commissions totaling $75,454 and $53,476 during 2004 and 2003, respectively.

Item 13. Exhibits

The following exhibits designated with a footnote reference are incorporated herein by reference to a prior registration statement or a periodic report filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act:

Number	Description
2.1	Exchange of Stock Agreement between the Registrant and Olan Laboratories International, Inc. dated December 12, 1993 (1)
2.2	Agreement and Plan of Merger dated November 8, 2000 (1)
2.3	Articles of Merger dated November 8, 2000 (1)
3.1	Articles of Incorporation, as amended (1)
3.2	By-Laws of MileMarker International, Inc. (1)
4.1	Form of Common Stock Certificate (1)
4.2	Registration Agreement between the Company and Pennsylvania Merchant Group, Ltd. (1)
10.1	Mile Marker International, Inc. 2002 Stock Plan (1)
10.2	Contract No. DAAE07-03-D-S057 dated July 10, 2003 (1)
14.0	Code of Ethics adopted February 12, 2004 (1)
21.0	Subsidiaries of the Registrant (1)
31.1	Section 302 Certificate of Chief Executive Officer (2)
31.2	Section 302 Certificate of Chief Financial Officer (2)
32.1	Section 906 Certificate of Chief Executive Officer (2)
32.2	Section 906 Certificate of Chief Financial Officer (2)

(1) Previously filed
(2) Filed herewith

Item 14. Principal Accountant Fees and Services

The following table sets forth fees billed to the Company by the Company's independent auditors for the year ended December 31, 2004 and December 31, 2003 for (i) services rendered for the audit of the Company's annual financial statements and the review of the Company's quarterly financial statements, (ii) services rendered that are reasonably related to the performance of the audit or review of the Company's financial statements that are not reported as Audit Fees, and (iii) services rendered in connection with tax preparation, compliance, advice and assistance.

Services	2004	2003
Audit Fees	$49,125	$37,200
Audit- Related Fees	$1,500	$0
Tax Fees	$3,300	$5,000
All Other Fees	$3,350	$0
Total Fees	$57,275	$42,200

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this Annual Report and any subsequent amendments thereto to be signed on its behalf by the undersigned, thereunto duly authorized.

MILE MARKER INTERNATIONAL, INC.

Dated: February 22, 2005

/s/ Richard E. Aho
By: ______________________
Richard E. Aho, Chairman, President and Chief Executive Officer

/s/ Alvin A. Hirsch
By: ______________________
Alvin A. Hirsch, Secretary, Treasurer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1934, this Report has been signed below by the following persons in their respective capacities with the Registrant and on the dates indicated.

Signatures	Titles	Dates
/s/ Richard E. Aho Richard E. Aho	President, Chairman, Chief Executive Officer, and Director	February 22, 2005
/s/ Drew V. Aho Drew V. Aho	Executive Vice President, Chief Operating Officer and Director	February 22, 2005
/s/ Leslie J. Aho Leslie J. Aho	Director	February 22, 2005
/s/ George R. Shelley George R. Shelley	Director	February 22, 2005

SECTION 302 CERTIFICATION **EXHIBIT 31.1**

Of Chief Executive Officer

I, Richard E. Aho, certify that:

1. I have reviewed this annual report on Form 10-KSB of Mile Marker International, Inc. ("the Registrant").

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
(b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report ("the Evaluation Date"); and
(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons fulfilling the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 22, 2005

/s/ Richard E. Aho

Richard E. Aho
Chief Executive Officer

SECTION 302 CERTIFICATION **EXHIBIT 31.2**

Of Chief Financial Officer

I, Alvin A. Hirsch, certify that:

1. I have reviewed this annual report on Form 10-KSB of Mile Marker International, Inc. ("the Registrant").

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
(b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report ("the Evaluation Date"); and
(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons fulfilling the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 22, 2005

/s/ Alvin A. Hirsch

Alvin A. Hirsch
Chief Financial Officer

SECTION 906 CERTIFICATION **EXHIBIT 32.1**

Of Chief Executive Officer

I, Richard E. Aho, President and Chief Executive Officer of Mile Marker International, Inc. (the "Company"), have executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004 (the "Report").

The undersigned hereby certifies that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 22nd day of February, 2005.

/s/ Richard E. Aho

Richard E. Aho
President and Chief Executive Officer

SECTION 906 CERTIFICATION **EXHIBIT 32.2**

Of Chief Financial Officer

I, Alvin A. Hirsch, the Chief Financial Officer of Mile Marker International, Inc. (the "Company"), have executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004 (the "Report").

The undersigned hereby certifies that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 22nd day of February, 2005.

/s/ Alvin A. Hirsch

Alvin A. Hirsch
Chief Financial Officer

bss&s
CERTIFIED PUBLIC ACCOUNTANTS
1551 Sawgrass Corporate Parkway, Suite 130
Sunrise, Florida 33323
Telephone (954) 370-2727 Fax (954) 370-2776

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Mile Marker International, Inc.

We have audited the accompanying consolidated balance sheets of Mile Marker International, Inc. (a Florida corporation), and Subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mile Marker International, Inc. and Subsidiary as of December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Berenfeld Spritzer Shechter & Sheer

Berenfeld Spritzer Shechter & Sheer
Certified Public Accountants

February 11, 2005
Sunrise, Florida

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARY
Consolidated Balance Sheets
As of December 31,

ASSETS	2004	2003
CURRENT ASSETS		
Cash	$334,208	$698,808
Accounts Receivable, net of allowance for doubtful accounts of $20,000 and $18,000, respectively	3,780,551	3,134,212
Inventories	4,762,790	3,471,828
Deferred Tax Asset	57,988	39,476
Prepaid Expenses	110,050	42,380
Total Current Assets	9,045,587	7,386,704
PROPERTY, PLANT AND EQUIPMENT, NET	2,273,640	2,014,841
INTANGIBLE ASSETS, NET	79,453	86,371
OTHER ASSETS	73,063	72,006
Total Assets	$11,471,743	$9,559,922
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Notes Payable - Line of Credit	$3,764,689	$3,944,039
Notes Payable - Current Portion	-	63,000
Accounts Payable	867,277	843,886
Income Taxes Payable	1,281,502	194,408
Accrued Liabilities	262,664	150,966
Total Current Liabilities	6,176,132	5,196,299
DEFERRED TAX LIABILITY	105,913	58,374
LONG-TERM DEBT	-	1,149,750
Total Liabilities	6,282,045	6,404,423
SHAREHOLDERS' EQUITY		
Common Stock, $.001 par value; 20,000,000 shares authorized, 10,215,272 and 10,215,269 shares issued at December 31, 2004 and December 31, 2003, respectively.	10,215	10,215
Additional Paid-in Capital	1,118,388	1,190,028
Less Treasury Shares (201,000 and 425,000 Shares at Cost)	(319,120)	(512,000)
Retained Earnings	4,380,215	2,467,256
Total Shareholders' Equity	5,189,698	3,155,499
Total Liabilities & Shareholders' Equity	$11,471,743	$9,559,922

The accompanying notes are an integral part of these financial statements.

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARY
Consolidated Statements of Income
Years Ended December 31,

	2004	2003
Sales	$23,336,084	$13,238,315
Cost of Sales	12,333,860	7,243,773
Gross Profit	11,002,224	5,994,542
Selling Expenses	1,599,757	1,111,297
General and Administrative Expenses		
Salaries and Wages	2,207,001	1,622,698
Insurance Expenses	357,587	245,071
Professional Fees	301,550	228,291
Depreciation and Amortization	233,978	188,036
Vehicle Expenses	88,976	76,337
Rent Expense	88,503	99,416
Research & Development	63,933	42,201
Other Expenses	361,853	257,056
Total General and Administrative Expenses	3,703,381	2,759,106
Total Expenses	5,303,138	3,870,403
Income from Operations	5,699,086	2,124,139
Other Income (Expense)		
Interest Expense	(150,778)	(113,681)
Interest Income	-	9,090
Total Other Income (Expense)	(150,778)	(104,591)
Income before Provision for Income Taxes	5,548,308	2,019,548
Provision for Income Taxes	(1,995,579)	(703,121)
Net Income	$3,552,729	$1,316,427
Per Share Data:		
Weighted Average Shares Outstanding - Basic	9,905,290	10,156,531
Weighted Average Shares Outstanding - Diluted	9,932,492	10,168,868
Earnings per Common Share - Basic	$0.36	$0.13
Earnings per Common Share - Diluted	$0.36	$0.13

The accompanying notes are an integral part of these financial statements.

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARY
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2004 and 2003

	COMMON SHARES		ADDITIONAL PAID IN	TREASURY SHARES		RETAINED	TOTAL
	SHARES	AMOUNT	CAPITAL	SHARES	AMOUNT	EARNINGS	EQUITY
Balance December 31, 2002	10,268,799	$10,269	$1,233,634	(75,060)	($51,060)	$2,169,532	$3,362,375
Purchase of Treasury Shares	-	-	-	(428,470)	(519,600)	-	(519,600)
Retirement of Treasury Shares	(53,530)	(54)	(43,606)	53,530	43,660	-	-
Payment of Dividends	-	-	-	-	-	(1,018,703)	(1,018,703)
Exercise of Stock Options	-	-	-	25,000	15,000	-	15,000
Net Income for Year 2003	-	-	-	-	-	1,316,427	1,316,427
Balance December 31, 2003	10,215,269	10,215	1,190,028	(425,000)	(512,000)	2,467,256	3,155,499
Purchase of Treasury Shares	-	-	-	(34,000)	(112,540)	-	(112,540)
Exercise of Stock Options	3	-	(71,640)	258,000	305,420	-	233,780
Payment of Dividends	-	-	-	-	-	(1,639,770)	(1,639,770)
Net Income for Year 2004	-	-	-	-	-	3,552,729	3,552,729
Balance December 31, 2004	10,215,272	$10,215	$1,118,388	(201,000)	($319,120)	$4,380,215	$5,189,698

The accompanying notes are an integral part of these financial statements.

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended December 31,

	2004	2003
OPERATING ACTIVITIES:		
Net income	$3,552,729	$1,316,427
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	268,769	222,827
Deferred income taxes	29,027	39,325
Inventory obsolescence reserves	37,362	59,118
Bad debt provisions	22,275	25,342
(Increase) decrease in:		
Accounts receivable	(668,613)	(2,137,633)
Inventories	(1,328,324)	(369,574)
Prepaid expenses	(67,670)	2,218
Other receivables	-	198,144
Other assets	(1,058)	7,616
(Decrease) increase in:		
Accounts payable	23,391	396,322
Income taxes payable	1,087,094	145,700
Accrued liabilities	111,698	80,507
Net cash provided by (used in) operating activities	3,066,680	(13,661)
INVESTING ACTIVITIES:		
Additions to intangible assets	(56,539)	(69,490)
Deposits on building	-	55,000
Acquisitions of property, plant and equipment	(464,111)	(1,820,745)
Net cash (used in) investing activities	(520,650)	(1,835,235)
FINANCING ACTIVITIES		
(Repayment of)/proceeds from short term borrowing - net	(242,350)	2,756,389
Proceeds from common shares sold pursuant to options	233,780	15,000
Purchase and retirement of common stock	(112,540)	(519,600)
Payment of dividends	(1,639,770)	(1,018,703)
Proceeds of long-term debt	-	1,260,000
Repayment of long-term debt	(1,149,750)	(47,250)
Net cash (used in) provided by financing activities	(2,910,630)	2,445,836
(Decrease)/Increase in Cash	(364,600)	596,940
Cash at Beginning of Period	698,808	101,868
Cash at End of Period	$334,208	$698,808
Supplemental disclosure of cash flow information:		
Cash paid during the period for interest	$145,296	$104,032
Cash paid during the period for income taxes	$878,000	$516,954

The accompanying notes are an integral part of these financial statements.

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003

1. Summary of Significant Accounting Policies

a. Basis of Presentation

The consolidated financial statements include the accounts of Mile Marker International, Inc. and its wholly-owned subsidiary, Mile Marker, Inc. (collectively the "Company"). All significant inter-company accounts and transactions have been eliminated in consolidation.

b. Organization and Business

Mile Marker International, Inc., through its wholly-owned operating subsidiary, Mile Marker Inc., is a distributor of an innovative line of hydraulic winches used by the U.S. military, owners of sport utility vehicles and light trucks, and a line of hubs, which are components in four-wheel drive automobile transmission systems. The Company is one of three nationally-recognized suppliers of "Wheel Locking Hubs" as well as other accessory items. In 2002, the Company commenced marketing and distributing electric winches to its commercial customers. The Company's customer base is located throughout the United States and many foreign countries.

c. Revenue Recognition

The Company recognizes revenue when the economic risk for the goods is passed to the buyers, which is usually at the time of shipping, net of sales returns and trade discounts.

d. Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its cash with high credit quality financial institutions. Concentrations of credit risk with respect to trade receivables are reduced due to the diversity of the Company's customers and the addition of credit insurance starting in 2004 for most domestic and foreign customers. Trade receivables from the U.S. Government and two large privately-held customers are not fully covered by the credit insurance. The Company conducts ongoing credit evaluations of its customers but does not require collateral or other security from most customers. The Company monitors credit losses and maintains allowances for anticipated losses considered necessary under the circumstances. Recoveries of accounts previously written off are included in the allowances for anticipated losses in the periods in which the recoveries are made.

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003

Summary of Significant Accounting Policies (Continued)

e. Inventories

Inventories consist primarily of merchandise purchased for resale and are valued at the lower of cost (first-in, first-out basis) or market. The Company's products are primarily manufactured overseas and arrive in the United States substantially complete and generally require very little preparation for distribution. Costs associated with preparing inventory for sale are more appropriately classified as period costs rather than inventory costs because the Company's management believes that its sales function more closely resembles that of a distributor than that of a manufacturer.

f. Property, Plant and Equipment

Property, plant and equipment is stated at cost. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets, usually five years. Expenditures for repairs and maintenance are charged to operations as incurred, and additions and improvements that extend the lives of the assets are capitalized. Any gain or loss on disposition of assets is recognized currently.

g. Intangible Assets

The cost of patents is being amortized on a straight line basis over their expected lives, generally 13 to 21 years. Deferred financing charges incurred in connection with the Company's credit agreement (see Note 5) with the Company's lender are being amortized over the life of the credit facility, as extended.

h. Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Summary of Significant Accounting Policies (Continued)

i. Earnings Per Share

Basic earnings per common share is calculated by dividing net income by the average weighted number of common shares outstanding during the year. Diluted earnings per common share is calculated by dividing net income by the weighted average number of common shares and common stock equivalents outstanding during the year.

j. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

k. Accounting for Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

l. Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, accrued liabilities and notes payable. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

m.. Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were approximately $342,000 in 2004 and $309,000 in 2003.

Summary of Significant Accounting Policies (Continued)

n. Research and Development Costs

Research and development costs are charged to operations as incurred until such time as both technological feasibility is established and future economic benefit is assured. These costs primarily consist of development materials and supplies directly related to the research and development of new technology and products. Research and development costs for the years ended December 31, 2004 and 2003 amounted to approximately $64,000 and $42,000, respectively.

o. Recent Pronouncements in Accounting Standards

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149 "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities", which is effective for all derivative and hedging activities initiated after June 30, 2003. The Company has no derivative or hedging activities. Therefore, the adoption of Statement No. 149 is not expected to materially affect the Company's financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", effective for all financial instruments after June 15, 2003. Since the Company has no such financial instruments, Statement No. 145 is not expected to materially affect the Company's financial statements.

In January 2003, the Financial Accounting Standards Board issued Interpretations No. 46, "Consolidation of Variable Interest Entities" which addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities). The Company does not have any variable interest entities as defined by FIN No. 46.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, "Accounting for Stock-Based Compensation". This statement is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation", supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005 for small business issuers. The Company has not yet determined which methodology it will adopt but believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 7 pursuant to the disclosure requirements of SFAS No. 148.

Summary of Significant Accounting Policies (Continued)

p. Reclassifications

Certain reclassifications have been made to the prior year's consolidated financial statements and related footnotes to conform to the current year's presentation.

2. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	2004	2003
Building & Leasehold Improvements	$1,722,623	$1,654,756
Molds, Dies & Tooling	$1,071,480	$1,026,505
Autos, Trucks & Forklifts	$365,256	$194,077
Office & Computer Equipment	$424,789	$244,699
	$3,584,148	$3,120,037
Less Accumulated Depreciation	($1,310,508)	($1,105,196)
	$2,273,640	$2,014,841

Depreciation expense was approximately $205,000 in 2004 and $168,000 in 2003.

3. Intangible Assets

Intangible assets consist of the following:

	2004	2003
Patents	$162,512	$155,972
Less Accumulated Amortization	($111,163)	($98,484)
Deferred Financing Costs	$74,459	$64,459
Less Accumulated Amortization	($46,355)	($35,576)
	$79,453	$86,371

Amortization expense was approximately $63,000 in 2004 and $55,000 in 2003. Estimated amortization expense for each of the ensuing years through December 31, 2008 is estimated at approximately $60,000 per year.

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003

4. Other Assets

Other assets consist of the following:

	2004	2003
Security Deposits	$8,063	$12,006
Other Deposits	$65,000	$60,000
Total	$73,063	$72,006

5. Notes Payable

Notes payable consist of the following:		
Note payable - line of credit under revolving credit agreement, interest at 30-Day LIBOR plus 2.55%, secured by all assets of the Company	2004 $3,764,689	2003 $3,944,039
Note payable - 10-year reducing revolver term loan, interest at 30-Day LIBOR plus 2.55%, secured by real property of the Company, due in 2013; monthly principal payments of $ 5,250.	$0	$1,212,750
	$3,764,689	$5,156,789
Less Amounts due Within One Year	($3,764,689)	($4,007,039)
Amount Due after One Year	$0	$1,149,750
Schedule of Long Term Debt:		
Amount Due in 2004	$0	$63,000
Amount Due in 2005	$0	$63,000
Amount Due in 2006	$0	$63,000
Amount Due in 2007	$0	$63,000
Amount Due Thereafter	$0	$960,750

5. Notes Payable (Continued)

The Company currently has a $7,000,000 working capital line of credit from a lender at an interest rate of 2.40% above the One Month London Interbank Offered Rate. Included in the outstanding note balance at December 31, 2003 was $422,666 of outstanding checks. The Company maintains a zero balance disbursement account funded by the Company's credit facility at the time outstanding checks are presented and paid.

On February 17, 2005, the Company's lender extended the maturity date of this working capital line of credit to April 30, 2007. On February 6, 2003, the Company's lender supplemented the Company's working capital line of credit with a 10-year $1,260,000 revolving line of credit secured by the Company's warehouse and office building. This line was fully repaid in June of 2004, but it remains available for borrowings on a declining balance basis.

These credit facilities are secured by substantially all of the Company's assets and contain certain affirmative, negative and financial covenants that, among other things, specify a certain minimum tangible net worth and the maintenance of certain fixed charge coverage ratios. The Company was in compliance with all such covenants during 2004.

6. Income Taxes

The Company's provision for income taxes for the years ended December 31 was comprised of the following:

	2004	2003
Currently payable:		
Federal	$1,710,084	$574,568
State	$256,468	$89,227
	$1,966,552	$663,795
Deferred	$29,027	$39,326
	$1,995,579	$703,121

6. Income Taxes (Continued)

The Company's deferred tax asset and the deferred tax liability consisted of the following:

	2004	2003
Deferred Tax Asset:		
Allowances for inventory, bad debts, warranty	$57,988	$39,476
Less valuation allowances	$0	$0
Net Deferrred Tax Asset	$57,988	$39,476
Deferred Tax Liability	$105,913	$58,374

A reconciliation of income tax at the statutory rates to the Company's effective tax rates was as follows:

	2004	
Federal income tax at statutory rate	$1,886,425	34.0%
Effect of state rate	$199,739	3.6%
Various book/tax timing differences	($90,585)	-2.8%
	$1,995,579	34.8%

7. Common Stock and Stock Options

During 2004 and 2003, the Company purchased 34,000 and 428,470 of its common shares at a cost of $112,540 and $519,600, respectively. At December 31, 2004, 201,000 of the purchased shares were held by the Company as treasury shares.

On January 16, 2002, the Company's Board of Directors adopted the 2002 Stock Plan. This 2002 Stock Plan was approved by the Company's shareholders on January 8, 2003. Under the Plan, the Board may grant options to officers, key employees, directors and consultants. Incentive stock options may be granted at not less than 100% of the fair market value of the stock on the date the option is granted. The maximum term of the options cannot exceed five years. A total of 1,000,000 shares has been reserved for issuance under the 2002 Stock Plan.

7. Common Stock and Stock Options (Continued)

During the year ended December 31, 2004, the Company issued 217,500 incentive stock options to directors and employees. The options were issued at exercise prices at least 100% of the fair market value of the Company's common stock at the date of the grant. All of the options expire in five years.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for options issued to employees. Compensation cost for stock options is measured at the intrinsic value, which is the excess of the market price of the Company's common stock at the date of grant over the amount the recipient must pay to acquire the common stock. Additionally, Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for employee stock options has been determined in accordance with the fair value based method prescribed by SFAS 123. The per share weighted average fair value of stock options granted during 2004 was $3.28 on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions: volatility of 48.6%; expected dividend yield of 6.58%; risk free interest rate of approximately 3.6%; and an expected life of 5 years. The option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, valuation models require input of highly subjective assumptions, including the expected price volatility. Since the Company's stock options have characteristics significantly different from those of traded options, and since variations in the subjective input assumptions can materially affect the fair value estimates, the actual results can vary significantly from estimated results.

Under the accounting provisions of SFAS 123, the Company's 2004 and 2003 net income and net income per share would have been decreased to the pro forma amounts indicated below:

	2004	2003
Reported Net Income	$3,552,729	$1,316,427
Pro Forma Net Income	$3,436,778	$1,252,043
Earnings Per Share:		
Basic - As Reported	$0.36	$0.13
Basic - Pro Forma	$0.35	$0.12
Diluted - As Reported	$0.36	$0.13
Diluted - Pro Forma	$0.35	$0.12

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003

7. Common Stock and Stock Options (Continued)

Stock option activity for the years ended December 2004 and 2003 was as follows:

	Number of Shares	Weighted Avg. Exercise Price
Balance, January 1, 2003	50,000	$0.60
Options granted	340,000	$0.97
Options exercised	(25,000)	$0.60
Options forfeited/expired	0	
Balance December 31, 2003	365,000	$0.94
Options granted	217,500	$3.28
Options exercised	(258,000)	$0.91
Options forfeited/expired	(52,000)	$0.95
Balance December 31, 2004	272,500	$2.83

Stock options outstanding and exercisable at December 31, 2004 were as follows:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life	Shares Outstanding	Weighted Average Exercise Price
$0.91	5,000	$0.91	42 months	5,000	$0.91
$1.00	25,000	$1.00	42 months	25,000	$1.00
$1.22	25,000	$1.22	47 months	25,000	$1.22
$3.15	132,500	$3.15	54 months	132,500	$3.15
$3.47	85,000	$3.47	54 months	85,000	$3.47

Options granted during the year at exercise prices which equaled or exceeded market values of stock at the dates of grant:

		Per Share
Weighted average exercise price	$713,400	$3.28
Weighted average fair value	$685,125	$3.15

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003

8. Related Party Transactions

Each of the Company's four directors received directors' fees of $12,000 during 2004 and $3,600 during 2003. One of the Company's directors also received $5,500 and $27,500 in consulting fees during 2004 and 2003 pursuant to a Consulting Agreement that has since terminated.

Until May of 2003, the Company had stored certain inventory with a relative of the Company's President in Kalama, Washington. Rent of $1,980 was paid to this relative during 2003 on a month-to-month basis. This relative also received sales commissions totaling $75,454 during 2004 and $53,476 during 2003.

9. Commitments and Contingencies

Legal

From time to time, the Company is a party to business disputes arising in the normal course of its business operations. The Company's management believes that none of these actions, standing alone, or in the aggregate, is currently material to the Company's results of operations or financial condition.

Leases

The Company leases its office and warehouse facilities under non-cancelable operating leases through 2008. Rent expense for the years ended December 31, 2004 and 2003 was approximately $88,503 and $99,416, respectively. The Company also has several operating leases for office equipment through 2005.

At December 31, 2004, future minimum lease payments were as follows:

	Gross Payments	Sublet Receipts	Net Payments
2005	$148,836	($90,783)	$58,053
2006	$152,057	($72,782)	$79,275
2007	$154,129	($59,562)	$94,567
2008	$78,772	($30,579)	$48,193
TOTAL	$533,794	($253,706)	$280,088

MILE MARKER INTERNATIONAL, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
Years Ended December 31, 2004 and 2003

9. Commitments and Contingencies (Continued)

Employment Agreements

In November 2004, the Company entered into three-year Executive Employment Agreements with its three executive officers. These agreements expire in October 2007 and are renewable for one-year term extensions. The future liabilities for all employment agreements of the Company are as follows:

2005	$737,667
2006	$676,000
2007	$520,833

10. Industry Segment and Operations by Geographic Areas

The Company operates predominantly in one industry segment - that being the production, distribution and marketing of winches and 4-wheel drive hubs and coupling devices. During 2004 and 2003, sales to the top five customers amounted to approximately 81% and 72% of total sales, respectively.

The Company operates worldwide, but primarily in North America and Europe. No single country or geographic region, other than North America, is significant to the overall operations of the Company. Foreign revenues, foreign operating income and foreign identifiable assets were approximately $831,000, $203,000 and $134,000, respectively, in 2004, and approximately $512,000, $82,000 and $238,000, respectively, in 2003. All transactions are recorded in U.S. Dollars. The Company has assets and some major suppliers in Taiwan and the People's Republic of China. These economies have been affected by the economic and political factors associated with many of the countries in the Asia region. The Company's management is unable to quantify the effects of such factors on the Company's operations.



AVAILABLE 2002

E8000

Mile Marker's electric winches are Abused Worldwide, and we are proud of this reputation. The popularity of Mile Marker's electric winches has exploded since 2002 due to their tremendous value for their unmatched pricing.

The market share potential for this product is huge. These winches are designed for those who are serious, focused, ready to achieve and explore. Mile Marker winches will get them where they want to go.

AVAILABLE 2003



E3000



E9000



E12000

AVAILABLE 2004-2005



E3000



E9000



E12000



SE12000



SE9500



PE8000



PE6000



PE4500



PE3500



PE3000



PE2500



Chief Executive Officer

Richard Aho

Mile Marker's level of employees has grown substantially in recent years to meet our growing customer demands. Our employees are now employed in three separate corporations. We also have been fortunate to recruit top national personnel familiar with a dynamic market of approximately $2 billion.

Our management team is talented and seasoned,with over 50 years' of Mile Marker experience. Our executive officers' backgrounds complement each other with strategic, engineering, marketing and finance skills usually found in much larger companies.



Chief Operating Officer

Drew Aho



Chief Financial Officer

Al Hirsch



Executive Officers and Board of Directors


2121

Mile Marker's investments in new and expanded facilities positions our company for anticipated substantial growth in customer demand. Over 50,000 square feet in three locations ensures prompt and efficient deliveries to our large and growing wholesale customer base.

Corporate Offices- Pompano Beach, FL.

Our new 20,000 square foot Washington State warehouse assures even better service to our many customers west of the Mississippi River while at the same time reducing our shipping costs from the Far East and within the United States.


MILE MARKER

West Coast Warehouse- Kalama, WA.



We also utilize a research and development and testing facility in Pompano Beach, Florida. By separating this function from our day to day operations, our engineering staff is able to devote 100% of their time to product testing and development.

Research and Development Facility

ABUSED WORLDWIDE

Board of Directors

Richard E. Aho
Chairman of the Board,
President and Chief Executive Officer

Drew V. Aho
Director, Executive Vice President
and Chief Operating Officer

Leslie J. Aho
Director and Private Investor

George R. Shelley
Director and Private Investor

Executive Officers

Richard E. Aho
President and Chief Executive Officer

Drew V. Aho
Executive Vice President and
Chief Operating Officer

Alvin A. Hirsch
Secretary, Treasurer and
Chief Financial Officer

Company Advisors

Berenfeld, Spritzer, Shechter & Sheer
Certified Public Accountants
Suite 130, 1551 Sawgrass
Corporate Parkway
Sunrise, Florida 33323

General Counsel
Jonathan L. Shepard, Esq.
Siegel, Lipman, Dunay and Shepard, P.A
Suite801, 5355 Town Center Road
Boca Raton, Florida 33486

Transfer Agent and Registrar
Jersey Transfer and Trust Company
P.O. Box 36, 201 Bloomfield Avenue
Verona, New Jersey 07044

ABUSED WORLDWIDE



PRODUCT QUALITY and NEW PRODUCT DEVELOPMENT
are key to Mile Marker's FUTURE GROWTH.

Mile Marker
International, Inc
2121 Blount Road
Pompano Beach, FL. 33069
Toll Free 800.886.8647
Phone: 954.782.0604
Fax: 954.782.0770
Email: info@milemarker.com

http://www.milemarker.com